Exhibit (a)(1)(B)

FORM OF LAUNCH EMAIL

From:	endologix@compintelligence.com

Sent:	August 12, 2019

To:	Eligible Participants

Subject: Launch of Employee Stock Option Exchange Program

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS EXCHANGE PROGRAM, YOU MUST TAKE ACTION BY 11:59 P.M., EASTERN TIME, ON SEPTEMBER 9, 2019.

As previously announced by John Onopchenko, Endologix, Inc.’s offer to exchange certain outstanding stock options for new stock options (the “Exchange Program”) begins today. As an eligible participant, you are encouraged to carefully read the Offer to Exchange, as well as the other offering materials contained in the Schedule TO we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the Exchange Program website referred to below. These materials will help you to understand the risks and benefits of the Exchange Program and its terms and conditions.

EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you will find a basic outline of the Exchange Program. Please take the time to educate yourself about the Exchange Program by reviewing the resources on the Exchange Program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please go to https://endologix.compintelligence.com. Your Login ID is [    ]; your initial password is [    ]. You will be required to reset your password during your initial login.

ELIGIBILITY

The Exchange Program is open to all current employees, including executive officers, as well as members of our Board of Directors, with outstanding stock options that have a per share exercise price equal to or greater than $20.00.

EXCHANGE DETAILS

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Exchange Ratio: Eligible Stock Options with an original exercise price of between $20.00 and $39.99 per share will be exchanged on a 2:1 basis, or 2.0 stock options for one new stock option (“New Stock Option”). Eligible Stock Options with an original exercise price of between $40.00 and $79.99 per share will be exchanged on a 3:1 basis, or 3.0 stock options for one New Stock Option. Eligible Stock Options with an original exercise price of between $80.00 and $149.99 per share will be exchanged on a 4:1 basis, or 4.0 stock options for one New Stock Option. Eligible Stock Options with an original exercise price of greater than $150.00 per share will be exchanged on a 5:1 basis, or 5.0 stock options for one New Stock Option.

Exercise Price	Exchange Ratio	Example
$20.00 - $39.99	2.00 to 1	3,000 Eligible Stock Options exchanged for 1,500 New Stock Options
$40.00 - $79.99	3.00 to 1	6,000 Eligible Stock Options exchanged for 2,000 New Stock Options
$80.00 - $149.99	4.00 to 1	8,000 Eligible Stock Options exchanged for 2,000 New Stock Options
$150.00 and Up	5.00 to 1	10,000 Eligible Stock Options exchanged for 2,000 New Stock Options

None of the New Stock Options will be vested on the date of grant. Instead, the New Stock Options will vest in equal annual installments over a three-year period from the New Stock Option grant date.

OFFERING PERIOD

Opens August 12, 2019

Closes September 9, 2019 at 11:59 P.M., Eastern Time, unless we extend the expiration date.

Employees, including executive officers, and non-employee directors who wish to participate in the Exchange Program must elect to participate during the offering period through the Exchange Program website or by submitting a properly completed election form via facsimile at (949) 385-4949. Please contact Endologix’s Corporate Secretary by email at optionexchange@endologix.com or by phone (949) 595-7200 to request an election form.

HOW TO LEARN MORE

The offering period for the Exchange Program begins today. There are many things to consider when deciding whether or not to participate and we encourage you to carefully read the more detailed Offering Materials before deciding whether or not to participate. Please review the Exchange Program website to access the Offering Materials and to obtain more information on how to elect to participate, how to change a prior election and how to withdraw your election before the end of the offering period.

You are not obligated to participate in the Exchange Program and we make no recommendation as to whether you should participate in the Exchange Program. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the Exchange Program.

If you have any questions about the Exchange Program, please contact optionexchange@endologix.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Program is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Program website located at: https://endologix.compintelligence.com. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.